Exhibit 77(i)

                       Terms of New or Amended Securities

1. At the November 11, 2003 Meeting, the Board of Trustees ("Board") of ING Variable Products Trust ("IVPT") approved the creation of a new portfolio of IVPT: ING VP Real Estate Portfolio (the "Portfolio") with classes of shares to be designated as "R Class" and "S Class" shares.

2. At the January 20, 2004, meeting, the Board approved re-designating the following Portfolios' Class R shares to Class I shares: ING VP Disciplined LargeCap Portfolio, ING VP Growth Opportunities Portfolio ING VP International Value Portfolio, ING VP MidCap Opportunities Portfolio, ING VP Growth + Value Portfolio, ING VP High Yield Bond Portfolio, ING VP MagnaCap Portfolio, and ING VP SmallCap Opportunities Portfolio.

     In addition, the Board approved the creation and launch of a new class of shares for ING VP Financial Services Portfolio (the "Portfolio") to be designated as Class I shares.

3. At the February 25, 2004 meeting, the Board approved the requisite plans, agreements and other routine matters with respect to the establishment of the new Portfolio, ING VP Real Estate Portfolio. In addition, the Board approved re-designating the Portfolios' Class R shares to Class I shares with no effect upon the shareholders.

     In addition, the Board was also informed of management's plan to make Class S shares of ING VP Financial Services Portfolio available on May 1, 2004. Class S shares had previously been registered but not sold to the public